Exhibit 99.2

FORM 51-102F3

MATERIAL CHANGE REPORT

UNDER NATIONAL INSTRUMENT 51-102

1.	Name and Address of Company

Skylight Health Group Inc. (the “Company”)

5520 Explorer Drive, Suite 402

Mississauga, Ontario L4W 5L1

2.	Date of Material Change

May 26, 2021

3.	News Release

A news release with respect to the material change referred to in this report was disseminated through Globe News Wire on May 26, 2021 and filed on the system for electronic document analysis and retrieval (SEDAR).

4.	Summary of Material Change

Skylight Health Group Announces Closing of $13.8 Million Bought Deal Financing and Share Consolidation

5.	Full Description of Material Change

On May 26, 2021 the Company announced that it had closed its previously announced bought deal offering of 9,857,800 common shares (the “Common Shares”, each a “Common Share”) in the capital of the Company at a price of C$1.40 per Common Share for aggregate gross proceeds to the Company of C$13,800,920 (the “Offering”), inclusive of the full exercise of the over-allotment option.

The Offering was completed on a bought deal basis and was underwritten by a syndicate of underwriters led by Raymond James Ltd. as sole bookrunner and co-lead underwriter and Stifel GMP as co-lead underwriter on behalf of a syndicate including Beacon Securities Limited, Echelon Wealth Partners Inc., and Bloom Burton Securities Inc. (collectively the “Underwriters”).

Skylight Health intends to use the proceeds of the Offering to fund growth initiatives, including executing its M&A strategy, and for general corporate purposes.

The Company is also pleased to announce that, in connection with the potential listing of the Company’s issued and outstanding Common Shares on the Nasdaq Stock Exchange, and as previously authorized by its shareholders, the Company is implementing a consolidation (reverse stock split) of its issued and outstanding Common Shares on a 5:1 basis.

The consolidation ratio was determined by the Company’s board of directors in accordance with the parameters authorized by the Company’s shareholders at the Company’s annual and special meeting of shareholders held on February 22, 2021. The consolidation will take effect, following the closing of the Offering, on May 28, 2021. Immediately prior to the consolidation there are expected to be 190,548,775 Common Shares issued and outstanding (including the Common Shares issued under the Offering), and it is expected that there will be 38,109,755 Common Shares following the consolidation, subject to rounding for any fractional shares. No fractional shares will be issued as a result of the share consolidation and the number of post-consolidation shares to be received by a shareholder will be rounded up, in the case of a fractional interest that is 0.5 or greater, or rounded down, in the case of a fractional interest that is less than 0.5, to the nearest whole number of shares that such holder would otherwise be entitled to receive upon the implementation of the share consolidation.

The securities mentioned herein have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”) or any U.S. state securities laws and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the U.S. Securities Act and applicable U.S. state securities laws. This press release does not constitute an offer to sell or a solicitation of any offer to buy the securities in the United States, in any province or territory of Canada or in any other jurisdiction. There shall be no sale of the securities in any jurisdiction in which an offer to sell, a solicitation of an offer to buy or sale would be unlawful.

6.	Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

7.	Omitted Information

Not applicable.

8.	Executive Officer

For further information, contact Prad Sekar, CEO of Skylight Health Group Inc. at 1-855-874-4999.

9.	Date of Report

May 26, 2021